

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 23, 2017

Silong Chen
Chief Executive Officer
Dogness (International) Corporation
Tongsha Industrial Estate, East District
Dongguan, Guangdong
People's Republic of China 523217

> **Re:** **Dogness (International) Corporation**
> **Draft Registration Statement on Form F-1**
> **Submitted May 30, 2017**
> **CIK No. 1707303**

Dear Mr. Chen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

2. Please revise to clearly state your election under Section 107(b) of the JOBS Act. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that

have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

3. You disclose that you had three customers that accounted for ten percent or more of revenues during each of the years ended June 30, 2016 and 2015. We also note that you had two and four customers that accounted for ten percent or more of revenues during the six months ended December 31, 2016 and 2015, respectively. Please enhance your disclosures to name each significant customer as required by Item 101(c)(1)(vii) of Regulation S-K.

4. We note that you are a holding company whose primary business operations are conducted through your subsidiaries in the PRC and Hong Kong. Given the disclosures on pages 22, 50 and 58, which identify potential restrictions on your subsidiaries' ability to pay dividends, please tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Prospectus Summary, page 1

5. Please provide a materially complete description of your collaboration with the China Aerospace Science and Technology Corporation and Telenor.

Corporate Structure, page 5

6. It is not clear why you have separated HK Jiasheng from the linear presentation on page 6 since it appears that HK Jiasheng is operating as one of your 100% owned subsidiaries. In addition, please explain what it means to be a "private company limited by shares," as that phrase is used on page 65.

Risk Factors, page 11

Our company has negative working capital and requires additional funding to operate and grow, page 15

7. We note your disclosure here and elsewhere that Mr. Chen has made capital contributions to the company in the past. We further note that Mr. Chen has committed to provide personal loans whenever necessary for the next twelve months and that you maintain collateral agreements with him and others for outstanding loans. It is not clear why you have not filed these agreements as material contracts under Item 601(b) of Regulation S-K. Please advise.

The loss of any of our key customers…, page 16

8. In light of the fact that you have three customers that account for 10% or more of your revenues and that you appear to be reliant on a single supplier, as disclosed in the two risk factors on page 16, please file the agreements with these entities as exhibits under Item 601(b)(10) of Regulation S-K.

Operating and Financial Review and Prospects, page 43

General

9. You disclose on page 122 that appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar may affect your financial results reported in U.S. dollar terms without giving effect to any underlying change in your business or results of operations. As such, please enhance your discussion of results of operations to separately quantify during each period presented the amount of changes in revenues and expenses due to foreign currency translations.

10. We note that the quantity of your product sold decreased by 24.3% during the six months ended December 31, 2016 compared to the prior year period and by 9.3% for the year ended June 30, 2016 compared to 2015. Please enhance your disclosures to more fully address the reasons for the quantity declines.

Result of Operations for the Six Months Ended December 31, 2016 and 2015, page 45

11. You disclose on page 50 that other income was $224,868 for the six months ended December 31, 2016 and $324,329 for the six months ended December 31, 2015. Given the decrease in other income, as well as the decrease in foreign currency exchange gains included in other income, it is not clear why you disclose "the significant increase is attributed to the favorable USD, Euro and other exchange rates against RMB in 2016." Please revise your disclosure accordingly.

Loan Facilities, page 52

12. Please revise your registration statement to provide an update on the current state of the $287,942 loan from China Industrial and Commerce Bank.

Results of Operations for the Years Ended June 30, 2016 and 2015, page 54

13. We note that the gross profit margin for pet harnesses, per the table on page 56, decreased from 33.1% in 2015 to 30.9% in 2016. As such, please revise the variance in gross profit margin column to indicate that the gross profit margin for pet harnesses decreased by 2.2%, as opposed to your current presentation which indicates gross profit margin increased by 2.2%.

Geographic Distribution of Revenues, page 86

14. Please revise your disclosure here to remove the statement "[a]ll amounts are presented in thousands of U.S. dollars," when financial figures are being presented in actual dollar amounts.

Research and Development, page 89

15. Please file as exhibits to this registration statement any material agreements entered into with Aerospace Innotech, Telenor, and Dongguan University of Technology. Refer to Item 601 of Regulation S-K.

16. We note your disclosure that you are entitled to favorable tax rates due to your certification as a National High Tech Enterprise by the State Intellectual Property Office. Please include a risk factor discussing the potential effects upon the company of losing such certification or status.

Intellectual Property, page 90

17. We note your disclosure that you have entered into an exclusive licensing agreement with Mr. Chen for the use of patents that were issued to Mr. Chen. Please file any patent license agreements between the company and your officers, directors or shareholders, as required by Item 601(b)(10)(ii)(B) of Regulation S-K.

Description of Property, page 98

18. We note your statement on page 99 that you plan to undertake certain property-related projects "roughly three months" after the conclusion of this offering. We also note, on page 35, that you plan to remit proceeds from this offering to your Chinese subsidiaries, which may take longer than 90 days. Please revise here and elsewhere, where appropriate, to state that such projects may be delayed if the remittance process is delayed.

Board Committees, page 103

19. We note your statement that a compensation committee has been set up to make recommendations to the board of directors "regarding [your] compensation policies for [your] officers and all forms of compensation, and also administers and has authority to make grants under [your] incentive compensation plans and equity-based plans." We also note, on page 107, your statement that "[you] currently do not have a compensation committee approving [your] salary and benefit policies." Please clarify the role of the compensation committee and its authority and limitations with respect to making recommendations and approving all forms of executive compensation.

Summary Compensation Table, page 107

20. Please revise the table to include the pension insurance that was paid for Mr. Chen in 2015 and 2016.

Employment Agreements, page 107

Silong Chen, page 108

21. We note your statement that you plan to enter into a written employment agreement with Mr. Chen upon the completion of this offering. We also note that exhibit 4.1 Employment Agreement with Mr. Silong Chen is dated May 28, 2017. Please revise your disclosure to correct or explain any inconsistencies.

Description of Share Capital, page 113

22. We note your statement that "[a]ll of our Common Shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid." It appears that this is a legal conclusion that should be attributed to counsel. Please attribute this statement to counsel, or remove this statement.

Incentive Security Pool, page 113

23. We note your disclosure that you have granted options to purchase an aggregate of 480,000 Class A Common Share at an exercisable price of $1.50 that vest within two or three years. We also note, on page 123, your statement that as of the date of this prospectus you have not issued any options to purchase your Common Shares. Please revise here and elsewhere to correct or explain any inconsistencies.

Lock-up Agreements, page 124

24. Please file a copy of the form of lock-up agreement as an exhibit to your registration statement.

Underwriting, page 132

25. Please explain whether or not there is a relationship between the transfer agent and Spartan Securities Group, Ltd. We note the address provided in the first paragraph of this section is the same as the address given for the transfer agent on page 9.

Financial Statements for the Year Ended June 20, 2016

General

26. Please provide the disclosures required by ASC 280-10-50-21. These should include a discussion of your internal structure, how you are organized, and whether operating segments have been aggregated. Please also provide in the notes to your annual and interim financial statements the disclosures required by ASC 280-10-50-40 regarding products lines and ASC 280-10-50-41 regarding geographic areas.

Note 11 – Equity, page F-19

27. Please enhance your disclosures to clarify how the amount allocated to the statutory reserve was determined during each period presented, including the reason why no amount was allocated during the year ended June 30, 2016.

Note 12 – Subsequent Events, page F-19

28. Please enhance your disclosure here and on page F-35 to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay E. Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Anthony W. Basch, Esq.
        Yunhao Chen